GRANT A. BARBER

Chief Financial Officer

Hughes Communications, Inc.

11717 Exploration Lane

Germantown, Maryland 20876

June 7, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Hughes Communications, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 3, 2010

File No. 001-33040

Dear Mr. Spirgel:

This letter is in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter, dated May 25, 2010 (the “Comment Letter”), regarding the Form 10-K of Hughes Communications, Inc. (the “Company”) for the fiscal year ended December 31, 2009 (the “Form 10-K”). The responses set forth below contain the comments and correspond to the numbered comments contained in the Comment Letter. The Company’s responses are set forth below in italicized type.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Key Business Metrics, page 36

Market trends impacting our revenues, page 38

Comment 1. Please clarify what portions of your business are reflected in each row of your supplemental table on page 38 of churn rate, average revenue per unit, average monthly gross subscriber additions and subscribers. If the table sets forth aggregate information for more than one business group, please clarify whether the trends are different within the groups so that investors may have a better understanding of your business and results of operations.

Response 1. The information set forth in the supplemental table on page 38 regarding average revenue per unit (“ARPU”) relates only to our Consumer group, which is part of our North America Broadband segment. The information in the table regarding churn rate, average monthly gross subscriber additions and subscribers relates primarily to our Consumer group and also includes our small/medium enterprise and wholesale business customers who receive subscription services. The small/medium enterprise and wholesale business customers are part of our North America Enterprise group which is also part of our North America Broadband segment. Historically, the trends for the Consumer group and the small/medium enterprise and wholesale business customers have been substantially similar. Our other business groups do not have similar metrics to disclose. In future filings, the Company will clarify which business groups are reflected in each row of the supplemental table.

Comment 2. We note your disclosure on page 39 regarding differences in ARPU calculation among companies. In order to provide additional context for this cautionary statement, please disclose in future filings how you calculate ARPU.

Response 2. As requested, in future filings, the Company will disclose its calculation of ARPU. The Staff is supplementally advised that the Company calculates ARPU by dividing the total service revenues from the Consumer group for the reporting period by the sum of the total number of subscribers in our Consumer group at the end of each month in the reporting period.

North American Broadband Segment, page 38

Results of Operations, page 41

Comment 3. In future filings, please provide additional insight into the material drivers behind subscriber growth in your Consumer group. Although you attribute this to increased consumer awareness on page 38, it is not clear how you are achieving this increased awareness which is leading to increased subscriber numbers. In addition, please describe what “value-added services” or other factors are causing the increase in your ARPU in that business.

Response 3. As requested, in future filings, the Company will provide additional insight into the material drivers behind the growth in its Consumer group and describe the “value-added services” and/or other factors that are causing any increase in ARPU. The Staff is supplementally advised that for the year ended December 31, 2009, consumer awareness in the Consumer group was increased as a result of the Company’s expansion of its use of direct mail campaigns and television commercials targeting geographic areas that have historically been underserved by digital subscriber line and cable services.

The increase in ARPU has been driven by the election by our customers to utilize the consumer rental program, which was introduced in September 2008, and to subscribe to higher level service plans. The “value-added services” offered by the Company, which have also served to increase ARPU, include express repair and web premium content services. Revenues resulting from the value-added services and the consumer rental program are included in service revenues and have contributed to the increase in total service revenues for the Consumer group.

Liquidity and Capital Resources, page 49

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 49

Comment 4. In future filings, please provide additional insight into the underlying reasons for material changes in your cash flows. For example, rather than simply attributing the significant increase in net cash provided by operations primarily to changes in your operating assets and liabilities, which changes are apparent from information in your financial statements, explain the reasons for those changes. Likewise, you should explain material increases in capital expenditures that are not explained elsewhere, such as the increased VSAT Capital expenditures in 2009. Your disclosure should provide information so that investors can assess the likelihood past performance is indicate of future performance.

Response 4. As requested, in future filings, the Company will provide insight into the underlying reasons for material changes in its cash flows, including explaining material increases in capital expenditures that are not explained elsewhere. The Staff is supplementally advised that for the year ended December 31, 2009, in addition to the items disclosed in the Form 10-K, the decrease in our operating assets was primarily due to lower accounts receivable resulting from the decrease in our revenues and cash received from our previous receivables balance. The increase in our operating liabilities was primarily due to the Company’s increased focus on cash management and the timing for settlement of obligations to vendors.

For the year ended December 31, 2009, in addition to the items disclosed in the Form 10-K, the increase in our net cash used in investing activities was mainly due to an increase in capital expenditures primarily related to the continued expansion of our consumer rental program, which increased VSAT Capital expenditures, and the construction of our Jupiter satellite. The increase in capital expenditures was partially offset by lower capital expenditures associated with our SPACEWAY 3 satellite, which was placed in service in April 2008.

Future Liquidity Requirements, page 50

Comment 5. We note your statement on page 53 regarding your belief that you have sufficient resources to meet your cash requirements in a variety of areas. In future filings, please provide a more detailed assessment of how you expect to meet your cash requirements in both the short-term and the long-term. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In connection with this analysis, it should be clear how long you expect your available resources to be sufficient to meet the identified requirements. In addition, provide insight into the extent to which you expect cash flow from operations will be sufficient to fund these requirements, on the one hand, and the extent to which you believe you will need to use cash on hand and/or access your credit facility, on the other hand.

Response 5. As requested, in future filings, the Company will provide a more detailed assessment of how it expects to meet its short-term and long-term cash requirements. The Staff is supplementally advised that currently, the Company expects to meet its short-term cash requirements through the use of cash on hand and cash from operations that the Company expects to generate. The Company expects to meet its long-term cash requirements through a combination of (i) cash on hand and cash from operations that the Company expects to generate and (ii) a possible refinancing of HNS’ senior notes and/or term loan that mature in 2014. The Company believes that its current resources are sufficient to meet its short-term cash requirements. The Company does not currently anticipate accessing the $50 million Revolving Credit Facility.

Part III Information Incorporated by Reference to Definitive Proxy Statement

Comment 6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response 6. The Company advises the Staff that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company or its business. The Compensation Committee of the Company discussed how the Company’s compensation policies and practices for employees affect the Company’s risk profile. The Company’s current compensation structure contains various features that mitigate risk. For example:

•	The Company offers diverse compensation programs.

•	The Company periodically benchmarks its compensation programs and overall compensation structure to be consistent with industry practices.

•	The Company sets reasonable bonus targets for executives and employees and requires that certain performance metrics are achieved before bonuses will be paid.

•	Generally, the Company’s compensation policies and practices are uniform across each of its business units and geographic regions.

•

The mix of compensation among base salary and incentive bonus, with substantially all of the employees receiving a significant portion of their overall compensation in the form of base salary, does not encourage excessive risk taking.

•

All of the equity awards granted to employees under the Company’s equity-based plans are subject to multi-year time vesting, which requires an employee to commit to a longer period of employment for such awards to be valuable.

•

The structure of the Company’s annual incentive bonus plan, applicable to its executive officers, provides for multiple pay-out levels based on pre-established targets as compared to a single pay-out level, which could encourage excessive risks among employees to achieve such target or otherwise be ineligible for any bonus.

Upon consultation with the management and legal advisors of the Company and a review of the Company’s compensation policies and practices, the Compensation Committee determined that such policies and practices do not cause any risks to the Company that are reasonably likely to have a material adverse effect on the Company. As a result, the Company determined that no disclosure was required in response to Item 402(s) of Regulation S-K.

*  *  *  *  *

In connection with our response to the above stated comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 301-428-5777 should you or your staff have any questions or require further information.

Sincerely,

/s/ Grant A. Barber
Grant A. Barber
Chief Financial Officer

cc:

United States Securities and Exchange Commission

John J. Harrington

Kathleen Krebs

Hughes Communications, Inc.

Dean A. Manson

Cleo V. Belmonte